Exhibit 99.1

MiX Telematics Limited

(Incorporated in the Republic of South Africa)

(Registration number 1995/013858/06)

JSE share code: MIX ISIN: ZAE000125316

NYSE share code: MIXT

(“MiX Telematics” or the “company”)

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008 (“THE ACT”)

In terms of the provisions of section 45(5)(a) of the Act and pursuant to the special resolution passed at the annual general meeting of the company held on 19 September 2013 authorising the board of directors (“the board”) to provide direct or indirect financial assistance to related and inter-related parties, notification is hereby given by MiX Telematics that, with effect from 29 October 2013 the board has adopted a resolution in terms of section 45(3)(b) of the Act authorising the transfer of the proceeds of the initial public offering of American Depository Receipts on the New York Stock Exchange, in an aggregate amount of US$65.5 million (R642.9 million), (“the proceeds”), by way of an equity loan from MiX Telematics to MiX Telematics Investments Proprietary Limited, a wholly-owned subsidiary of MiX Telematics and a treasury management company formed under section B.2(B)(vii)(c) of the Exchange Control Rulings of the South African Reserve Bank, for the purposes of investment as allowed for under the Exchange Control Rulings. The transfer of the proceeds constitutes financial assistance in terms of section 45 of the Act, which financial assistance exceeds one tenth of one percent of the company’s net worth.

In accordance with section 45 of the Act, the board is satisfied and acknowledges that:

(i)	immediately after providing such financial assistance, MiX Telematics will satisfy the solvency and liquidity test as provided for in section 4 of the Act, and

(ii)	the terms under which such financial assistance is to be given are fair and reasonable to MiX Telematics.

November 6, 2013

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